Filed by II-VI Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

Date: March 25, 2021

II-VI to Acquire Coherent March 25, 2021

Forward-looking Statements This presentation contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.  The Company believes that all forward-looking statements made in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements herein include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the business combination transaction with Coherent (the “Transaction”) and the equity investment by Bain, including the receipt of any required stockholder and regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement, including the receipt by Coherent of an unsolicited proposal from a third party; (iv) the Company’s ability to finance the Transaction, the substantial indebtedness the Company expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the Company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the Company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the Transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the Transaction; (viii) the risk that disruption from a Transaction materially and adversely affects the respective businesses and operations of the Company and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (x) the ability of the Company to retain and hire key employees; (xi) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and additional risk factors that may be identified from time to time in future filings of the Company; (xii) the purchasing patterns of customers and end-users; (xiii) the timely release of new products, and acceptance of such new products by the market; (xiv) the introduction of new products by competitors and other competitive responses; (xv) the Company’s ability to integrate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs and uncertainties associated with such acquisitions and integration efforts; (xvi) the Company’s ability to devise and execute strategies to respond to market conditions; (xvii) the risks to anticipated growth in industries and sectors in which the Company and Coherent operate; (xviii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xix) the risks that the Company’s stock price will not trade in line with industrial technology leaders; and (xx) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

No Offer or Solicitation This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  Additional Information and Where to Find It This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that II-VI has made for a business combination transaction with Coherent. In furtherance of this proposal and subject to future developments, II-VI and Coherent may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document II-VI and/or Coherent may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT, TENDER OFFER STATEMENT, PROSPECTUS AND/OR OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of II-VI and/or Coherent, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI through the web site maintained by the SEC at www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/. Participants in the Solicitation This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, II-VI and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction. You can find information about II-VI’s executive officers and directors in II-VI’s proxy statement for its 2020 annual meeting, which was filed with the SEC on September 29, 2020 and in II-VI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, which was filed with the SEC on August 26, 2020. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website www.sec.gov, and by visiting II-VI’s investor relations site at https://ii-vi.com/investor-relations/.

Transaction Overview Transaction Details Coherent stockholders to receive $220.00 per share in cash and 0.91 of a II-VI common share for each Coherent share At closing, Coherent stockholders to own approximately 18% of the common shares of combined company Projected Synergies & Financial Impact $250 million of run-rate cost synergies expected to be realized within 36 months of close Anticipated to be accretive to non-GAAP EPS in the second year following closing Financing Fully committed debt financing from JP Morgan of approximately $5.4 billion Equity financing commitment from Bain Capital of $1.5 billion, plus Bain Capital willing to increase commitment by at least $300 million of an additional $650 million optional amount, for total commitment of at least $1.8 billion Balance sheet cash Governance Two Coherent directors expected to join Board of combined company Senior Bain Capital executive also expected to join Board Approvals & Expected Closing Approval by Coherent and II-VI stockholders Regulatory approvals and customary closing conditions Closing of transaction anticipated by year-end 2021

Summary of Strategic Rationale Sales synergies by utilizing Coherent’s global service infrastructure Greater exposure to megatrends from larger operational scale Deeper market intelligence from complementary business models Higher growth and margins through complementary technology platforms Sustained growth from increased diversification Improved competitiveness from greater scale across the value chain

A Transformative Combination Creates a global leader in photonic solutions, compound semiconductors, and laser technology & systems With greater exposure to irreversible megatrends A GLOBAL LEADER IN: Optoelectronics for communications, 3D sensing, and industrial lasers Engineered materials for industrial lasers, aerospace, semiconductor capital equipment, and life sciences Wide bandgap compound semiconductors for electric vehicles and 5G base stations A GLOBAL LEADER IN: OEM laser sources for microelectronics and display manufacturing; for life sciences, metrology, and defense Industrial laser solutions for precision manufacturing: welding, drilling, marking Cloud Services 5G 3D Sensing AR/VR Electric Vehicles Design-Driven Manufacturing Aerospace & Defense Life Sciences $25B Combined Available Market

24% 27% 4% $1.2B Semiconductor Capital Equipment Aerospace Life Sciences Materials Processing 45% $2.9B Communications Mat. Proc. Cons. Aero. SCE LS 68% 10% 9% 6% 4% 3% $4.1B Communications Semi. Cap. Equip. Materials Proc. Life Sci. Aero Cons. 48% 16% 6% 9% 15% 6% Diversification of revenue by end-market and geography Better immunity to market cycles Sustains strategic investments in new technology platforms Sustainable Growth Through Diversification II-VI revenue of $2.9B: LTM ending December 31, 2020; Coherent revenue of $1.2B: LTM ending January 2, 2021 Fuels long-term growth

Greater Scale Drives Growth and Margin Expansion Greater scale reduces cost, enhancing competitiveness Complementary technology platforms open exciting new opportunities Laser Additive Manufacturing Life Sciences Instrumentation Aerospace & Defense Photonics Pump Modules 6-inch GaAs platform Laser Combiner Machine Tool Pump Modules 6-inch GaAs platform Laser Combiner Fiber Amplifier Optics and Filters ISO13485 Assemblies Thermal Control Lasers Components Systems Electric Vehicle and Battery Welding Pump Modules 6-inch GaAs platform Laser Processing Head Fiber Laser

Creates exceptionally high quality and repeatable welds over a wide range of welding tasks Electrical Vehicle and Battery Welding Source: Coherent Source: Coherent Laser processing head Ring-mode Fiber Laser Pump Modules 6-inch GaAs

Laser Additive Manufacturing Source: Coherent Pump Modules 6-inch GaAs Enables application-specific parts with complex geometries and with new composite materials for next-generation systems Source: Coherent Laser Combiner Machine Tools

Aerospace & Defense Photonics Laser Combiner 6-inch GaAs Advances the capabilities of directed energy applications Source: Coherent Source: Coherent Fiber Amplifier Pump Modules

Life Sciences Instrumentation Provides integrated solutions for: DNA sequencing Personalized medicine Laboratory and point-of-care diagnostics Source: Coherent Dallas, TX, U.S. Fuzhou, China Ho Chi Minh City, Vietnam ISO13485 Assemblies Lasers Thermal Control Optics and Filters

Service Infrastructure in Global Manufacturing Hubs Achieves sales synergies by utilizing Coherent’s global service infrastructure Increase in recurring subsystems and systems service contracts Expanded distribution of high-margin consumables Coherent’s vast service network enables:

Services Systems Subsystems Components Materials Value Chain Complementary Business Models Strategic Roadmaps Influence Industry Direction Brand Value Deeper market intelligence from complementary business models That will inform strategic roadmaps ahead of demand, influence industry direction, and increase brand value For deeper insight into laser industry Strong global presence at all levels of the value chain

Significant Value Creation Potential from Synergies Expected Synergies within 3 years Cost of Goods Sold Supply chain management – procurement Infeed – Internal supply of enabling materials and components Global supply chain function savings $150M Operating Expenses More efficient R&D with scale Development cost savings Consolidation of corporate costs Global functional model efficiencies $100M TOTAL $250M

Well Capitalized for Future Growth Rapid deleveraging post-closing from strong EBITDA and cash flow generation External Financing Sources Debt $5.425 billion total commitment, including unfunded revolving credit facility Convertible Preferred Equity $1.5 billion commitment from Bain Capital Potential increase in Bain Capital commitment by $650 million optional amount for total commitment of $2.15 billion. Bain willing to commit at least $300 million of $650 million, for total commitment of at least $1.8 billion Balance sheet cash Coupon: 5%, 4-year payable-in-kind, cash pay option thereafter Conversion price of $85.00 per share Pro Forma Leverage Total Debt $5.4 billion4.8x(1) Cash $0.5 billion Net Debt $4.9 billion4.4x(1) Target 3.0x or less gross leverage within two years post-closing (1) Reflects proforma combined LTM EBITDA and includes $250 million of cost synergies Assuming Bain investment increased to $2.15 billion, pro forma net leverage at closing would be approximately 3.8x(1)

Track Record of Successful Deleveraging from Finisar Acquisition

Track-Record of Achieving Significant Finisar Synergies

Total estimated synergies of $150M now projected in 24 months instead of 36 months, and increasing 3-year total synergies target to $200M.		Annual Run Rate* Synergies on 12/31/2020	Original Est. Synergies Within 36 Months	Current Est. Synergies Within 36 Months
Cost of Goods Sold	▪ Supply chain management - Procurement ▪ Infeed - Internal supply of enabling materials and components	~$65 M	~$85 M	~$130 M
Research & Development	▪ More efficient R&D with scale ▪ Complementary engineering and design teams	~$45 M	~$65 M	~$70 M
General & Administration	▪ Consolidation of overlapping corporate costs ▪ Optimization of operating model			
Sales & Marketing	▪ Savings from scale			
	TOTAL	**~$110 M**	**~$150 M**	**~$200 M**

**Annual Run Rate refers to total savings achieved in full 12 month period.*

II-VI
II-VI Incorporated - Export Control Classification EAR99
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Summary of Strategic Rationale Greater exposure to megatrends from larger operational scale Sustained growth from increased diversification Higher growth and margins through complementary technology platforms Improved competitiveness from greater scale across the value chain Sales synergies by utilizing Coherent’s global service infrastructure Deeper market intelligence from complementary business models